12013026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Cooopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KAB 3/7
AB 3/20
CLA 3/16

OATH OR AFFIRMATION

I, Gerald Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2015

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2011

pwc

Bloomberg Tradebook LLC

Statement of Financial Condition
December 31, 2011

Bloomberg Tradebook LLC
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bloomberg Tradebook (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$123,302,206
Cash segregated under federal and other regulations	11,564,572
Receivable from brokers and dealers, net of allowance of $457,973 (Note 5)	12,007,636
Receivable from affiliates	47,210
Securities owned, at fair value	4,999,725
Deferred tax assets	712,727
Other assets	1,530,717
Total assets	$154,164,793
Liabilities and Members' Equity	
Liabilities	
Deferred soft dollars payable	$11,510,685
Accounts payable and accrued expenses	4,724,907
Securities sold, not yet purchased	6,756
Payable to affiliates	1,463,065
Employee compensation	17,409,412
Total liabilities	35,114,825
Contingencies and guarantees (Note 9)	
Members' equity	119,049,968
Total liabilities and members' equity	$154,164,793

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System currently processes equities, futures and options securities. The Company earns commission revenue on securities transactions it processes and incurs expenses for executing and clearing services provided by third-party broker-dealers.

The financial statement includes the accounts of the Company and its wholly-owned subsidiary, BSEF LLC ("BSEF" or "Subsidiary"). The Subsidiary will operate as a swap execution facility based in the U.S.

2. Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP".) Significant intercompany transactions and balances have been eliminated. The U.S. Dollar is the functional currency of the Company.

Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimates in the financial statement are the allowance for doubtful accounts, deferred taxes and long term incentive plan. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with a major, high-credit quality, financial institution. At December 31, 2011, the Company has a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. In addition, $121,997,000 was invested in commercial paper of a US commercial bank at December 31, 2011, the commercial paper matured on January 3, 2012.

Securities Owned, at Fair Value and Securities Sold, but Not Yet Purchased
All "securities owned, at fair value" and "securities sold, but not yet purchased" are recorded at fair value. Associated revenue and expenses are recorded on a trade date basis.

Soft Dollars Payable
Soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated in the respective customer soft dollar accounts. Customer payments for research and research related services, which the Company provides in exchange for customer trade order flow, are reflected in these accounts.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated at rates of exchange prevailing on the date of the Statement of Financial Condition.

3. Fair Value Measurement

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Fair Value Measurements on a Recurring Basis			
Description	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**
Assets				
Securities owned, at fair value	$ 4,999,725	$ -	$ -	$ 4,999,725
Total assets	$ 4,999,725	$ -	$ -	$ 4,999,725
Liabilities				
Securities sold, not yet purchased	$ (6,756)	$ -	$ -	$ (6,756)
Total liabilities	$ (6,756)	$ -	$ -	$ (6,756)

* *The Securities owned, at fair value, is a U.S. Government security held on deposit at one of the Company's clearing brokers.*

4. Cash Segregated Under Federal and Other Regulations

At December 31, 2011, cash of $11,564,572 is segregated in a special reserve bank account similar to those accounts established under a Securities Exchange Act Rule 15c3-3 (k)(2)(i) exemption and represent funds allocated to customers as a result of "soft dollar" transactions.

5. Receivable From Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2011, consist of the following:

Receivable from clearing and other brokers	$ 12,363,358
Other	102,251
	12,465,609
Allowance for doubtful accounts	(457,973)
Net receivable from brokers	$ 12,007,636

The Company continually monitors collections and payments and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

6. Employee Compensation

The Company provides non-executive employees with compensation under various deferred compensation plans. Deferred compensation payable in more than twelve months is recorded at a discount. There is a long term deferred incentive program ("LTIP") with variable award amounts equal to a percentage of employees' total average annual compensation over the life of the LTIP. The LTIP is based on the Company's achievement of a revenue goal, and the payout amounts are linked to the timing of the achievement of this goal. The LTIP is accounted for using the sinking fund method, discounted using the rate of return on high-quality, fixed-income investments currently available whose cash flows match the timing and amount of the expected payout.

In addition, the Company has an annual cash bonus plan which is linked to departmental performance, achievement of individual goals and a bonus target which is adjusted based on terminal installations and attainment of certain revenue targets.

7. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets		
Deferred compensation	$	690,186
Unrealized loss on investment		4,222
Allowance for doubtful accounts		18,319
	$	712,727

8. Related Party Transactions

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equaled the product of Bloomberg's total cost incurred during the year for programming for, and hosting, the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under both agreements, the fee paid would be only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA. The Company also receives marketing services from certain Bloomberg subsidiaries and must pay each affiliate a fee for such services, approximately equal to the product of .50 times 110% of the operating costs.

At December 31, 2011, $154,784 related to these service agreements is due and included in "Payable to affiliates" in the Statement of Financial Condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2011, $47,210 related to the service agreements is due and included in "Receivable from affiliates" in the Statement of Financial Condition.

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions effectuated on the Tradebook System. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2011, $534,267 is due to Bloomberg, which is included in "Payable to affiliates" in the Statement of Financial Condition.

The Company receives executing and clearing services through an affiliate broker-dealer. As part of the arrangement, the affiliate collects commissions on behalf of the Company on settled trades. At December 31, 2011, the Company has a balance of $151,026 included in "Payable to affiliates" in the Statement of Financial Condition.

The Company also provides executing and clearing services to another affiliate broker-dealer through its clearing broker. As part of the arrangement, the Company collects commissions on behalf of an affiliate on settled trades. At December 31, 2011, $591,194 of commissions, net of expenses, is due to the affiliate and included in "Payable to affiliates" in the Statement of Financial Condition.

The remaining $31,794 included in "Payable to affiliates" in the Statement of Financial Condition relates to other balances.

Due to the above related party transactions, the financial position, results of operations and cash flows of the Company may differ from those that may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its affiliates.

9. Contingencies and Guarantees

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Indemnifications
In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by the clearing brokers. These transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to certain clearing agreements, the Company may be required to reimburse its clearing agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collaterized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2011 for customer nonperformance.

In addition, the Company has the right to pursue collection or performance from its customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all customers with which it conducts business.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Guarantees
Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of security transactions processed by an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2011.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2011, the Company had excess net capital of $108,008,116 and its net capital requirement was $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities. The Company also claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i), because it maintains a special reserve account for the benefit of customers.

11. Subsequent Events

The Company evaluated whether any events or transactions occurred subsequent to the date of Statement of Financial Condition until February 27, 2012, and determined that there were no material events or transactions that would require recognition or disclosure in this financial statement.